Exhibit 12 (b)

BNP U.S. FUNDING L.L.C.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED SECURITIES DIVIDENDS

(in thousands, except ratios)

For the Year Ended December 31, 2005
Net income	$ 47,494
Fixed charges:
Audit fees	51
Trustee fees	119
Administrative and consulting fees	1,195
Total fixed charges	1,365
Earnings before fixed charges	$ 48,859
Fixed charges, as above	1,365
Preferred securities dividend	38,690
Fixed charges including preferred securities dividends	$ 40,055
Ratio of earnings to fixed charges and preferred securities dividend	1.22